UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Apollo Endosurgery, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

03767D108
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 03767D108		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,138,505 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,138,505 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,138,505 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.
This amount includes the approximately 2,028,993 Shares that the Reporting Person has the right to acquire upon conversion of Convertible Debt (as defined in Amendment No. 2), which is subject to the 19.99% Blocker (defined herein).

2.
This percentage is based on approximately 25,705,380 Shares outstanding, which is the sum of (i) 23,676,387 Shares outstanding as of July 31, 2020, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on August 4, 2020, and (ii) the approximately 2,028,993 Shares issuable to the Reporting Persons upon conversion of the Convertible Debt, subject to the 19.99% Blocker (defined herein), which shares have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

SCHEDULE 13D

CUSIP No.: 03767D108		Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,138,505 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,138,505 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,138,505 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.
This amount includes the approximately 2,028,993 Shares that the Reporting Person has the right to acquire upon conversion of Convertible Debt (as defined in Amendment No. 2), which is subject to the 19.99% Blocker (defined herein).

2.
This percentage is based on approximately 25,705,380 Shares outstanding, which is the sum of (i) 23,676,387 Shares outstanding as of July 31, 2020, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on August 4, 2020, and (ii) the approximately 2,028,993 Shares issuable to the Reporting Persons upon conversion of the Convertible Debt, subject to the 19.99% Blocker (defined herein), which shares have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

SCHEDULE 13D

CUSIP No.: 03767D108		Page 4 of 6 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Apollo Endosurgery, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 1120 South Capital of Texas Highway, Building 1, Suite #300, Austin, Texas 78746.  This Amendment No. 4 amends and supplements the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2017, as amended by Amendment No. 1, filed by the Reporting Persons with the SEC on July 27, 2017, Amendment No. 2, filed by the Reporting Persons with the SEC on August 14, 2019, and Amendment No. 3, filed by the Reporting Persons with the SEC on July 22, 2020 (as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 9, 2020, each of Curlew Fund, Killdeer Fund and Roadrunner Fund (each, a “CPMG Entity,” and collectively, the “CPMG Entities”) entered into an agreement with the Company (the “Convertible Debt Side Letter Agreement”) pursuant to which the CPMG Entities agreed to certain limitations on their conversion rights with respect to the Convertible Debt they hold (collectively, the “CPMG Debentures”). Specifically, the Convertible Debt Side Letter Agreement provides that the Company shall not effect any conversion of any of the CPMG Debentures, and each of the CPMG Entities shall not have the right to convert any portion of any of the CPMG Debentures, to the extent that after giving effect to the conversion, the applicable CPMG Entity, together with the such CPMG Entity’s Affiliates (as defined in the CPMG Debentures) and any other persons acting as a group together with the applicable CPMG Entity or any of such CPMG Entity’s Affiliates, would beneficially own in excess of 19.99% (the “19.99% Blocker”).  The foregoing description of the Convertible Debt Side Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Convertible Debt Side Letter Agreement, which is attached hereto as Exhibit M and is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended by adding the following:

(a) As the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 5,138,505 Shares (approximately 19.99% of the total number of Shares outstanding), including approximately 2,028,993 Shares that may be acquired by the Reporting Persons upon conversion of the Convertible Debt, subject to the 19.99% Blocker.  This amount excludes approximately 169,662 Shares underlying the Convertible Debt that cannot be acquired by the Reporting Persons at this time due to the 19.99% Blocker.

The Shares and Convertible Debt beneficially owned by the Reporting Persons are held for the following accounts:

(A)	45,594 Shares held for the account of Crested Crane;
(B)
477,120 Shares, and approximately 135,266 Shares obtainable upon conversion of the Convertible Debt, held for the account of Curlew Fund (This amount excludes 11,311 Shares underlying the Convertible Debt held for the account of Curlew Fund that cannot be acquired by the Reporting Persons at this time due to the 19.99% Blocker);

SCHEDULE 13D

CUSIP No.: 03767D108		Page 5 of 6 Pages

(C)	63,671 Shares held for the account of Kestrel Fund;
(D)	400,675 Shares held for the account of Mallard Fund;
(E)
1,707,208 Shares, and approximately 1,352,662 Shares obtainable upon conversion of the Convertible Debt held for the account of Roadrunner Fund (This amount excludes 113,108 Shares underlying the Convertible Debt held for the account of Roadrunner Fund that cannot be acquired by the Reporting Persons at this time due to the 19.99% Blocker); and

(F)
415,244 Shares, and approximately 541,065 Shares obtainable upon conversion of the Convertible Debt held for the account of Killdeer Fund (This amount excludes 45,243 Shares underlying the Convertible Debt held for the account of Killdeer Fund that cannot be acquired by the Reporting Persons at this time due to the 19.99% Blocker).

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) under the Exchange Act and are based on the sum of (i) 23,676,387 Shares outstanding as of July 31, 2020, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on August 4, 2020, and (ii) the approximately 2,028,993 Shares issuable to the Reporting Persons upon conversion of the Convertible Debt, subject to the 19.99% Blocker.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 5,138,505 Shares reported as beneficially owned in this Schedule 13D.

(c) The response to Item 4 of this Amendment No. 4 is incorporated by reference herein.  In addition, on July 1, 2020, the Company paid the semi-annual interest payment on the Convertible Debt by increasing the principal amount of the Convertible Debt owned by the Reporting Persons, in the aggregate, by $208,125, which represents an additional 64,039 Shares obtainable upon conversion of the Convertible Debt, without regard to the 19.99% Blocker.  The interest payment increased the principal of the Convertible Debt held for the accounts of the CPMG Funds as follows: (i) Curlew Fund earned $13,875 in interest, representing approximately 4,269 Shares; (ii) Killdeer Fund earned $55,500 in interest, representing approximately 17,077 Shares; and (iii) Roadrunner Fund earned $138,750 in interest, representing approximately 42,693 Shares, each without regard to the 19.99% Blocker.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit M	Convertible Debt Side Letter Agreement, dated September 9, 2020

SCHEDULE 13D

CUSIP No.: 03767D108		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.
Name: John Bateman
Title: Chief Operating Officer

September 10, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

Exhibit M

Apollo Endosurgery, Inc.
1120 S. Capital of Texas Hwy
Bldg 1, Suite 300
Austin, TX 78746
September 9, 2020

Curlew Fund, LP
Killdeer Fund, LP
Roadrunner Fund, LP
c/o CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201

Re:	Securities Purchase Agreement, dated as of August 7, 2019

Ladies and Gentlemen:

Reference is made to those certain 6.0% convertible debentures due 2024 (each a “CPMG Debenture” and collectively, the “CPMG Debentures”) purchased by Curlew Fund, LP, Killdeer Fund, LP and Roadrunner Fund, LP (each a “CPMG Entity,” and collectively, the “CPMG Entities”), as set forth on Exhibit A hereto, pursuant to that certain Securities Purchase Agreement, dated as of August 7, 2019 (the “Purchase Agreement”), by and among Apollo Endosurgery, Inc. (the “Company”) and each purchaser identified on the signature pages thereto. Capitalized terms used herein without definition shall have the meanings assigned thereto in the CPMG Debentures.

Notwithstanding anything to the contrary contained in the CPMG Debentures, the Company and each of the CPMG Entities acknowledge and agree that the Company shall not effect any conversion of any of the CPMG Debentures, and each of the CPMG Entities shall not have the right to convert any portion of any of the CPMG Debentures, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the applicable CPMG Entity (together with such CPMG Entity’s Affiliates, and any other Persons acting as a group together with the applicable CPMG Entity or any of such CPMG Entity’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the applicable CPMG Entity and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the applicable CPMG Debenture with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted principal amount of such CPMG Debenture owned by the applicable CPMG Entity or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other 6.0% convertible debentures due 2024 issued pursuant to the Purchase Agreement) owned by the applicable CPMG Entity or any of its Affiliates or Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  To the extent that the limitation contained in this paragraph applies, the determination of whether the applicable CPMG Debenture is convertible (in relation to other securities owned by the applicable CPMG Entity together with any Affiliates and Attribution Parties) and of which principal amount of the applicable CPMG Debenture is convertible shall be in the sole discretion of the applicable CPMG Entity, and the submission of a Notice of Conversion shall be deemed to be the applicable CPMG Entity’s determination of whether such CPMG Debenture may be converted (in relation to other securities owned by the applicable CPMG Entity together with any Affiliates or Attribution Parties) and which principal amount of this CPMG Debenture is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the applicable CMPG Entity will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination.  In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this paragraph, in determining the number of outstanding shares of Common Stock, the applicable CPMG Entity may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company, or (iii) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of any CPMG Entity, the Company shall within one Trading Day confirm orally and in writing to the applicable CPMG Entity the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the applicable CPMG Debenture, by the applicable CPMG Entity or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Debenture held by the applicable CPMG Entity.  Each of the CPMG Entities, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this paragraph, provided that any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to any successor holder of any of the CPMG Debentures.
2

This letter agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this letter agreement, directly or indirectly, shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

This letter agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including in “.pdf” format or any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

If the foregoing correctly sets forth the understanding between the Company and the CPMG Entities, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the CPMG Entities.

 [Signature Pages Follow]
3

Very truly yours,

APOLLO ENDOSURGERY, INC.

By:	/s/ Stefanie Cavanaugh
Name: Stefanie Cavanaugh
Title: Chief Financial Officer

[Signature Page to Side Letter]

Acknowledged and agreed:

CURLEW FUND, LP

By:	/s/ John Bateman Name: John Bateman Title: COO of its general partner

KILLDEER FUND, LP

By:	/s/ John Bateman Name: John Bateman Title: COO of its general partner

ROADRUNNDER FUND, LP

By:	/s/ John Bateman Name: John Bateman Title: COO of its general partner

[Signature Page to Side Letter]

EXHIBIT A

CPMG DEBENTURES

Holder	Original Issue Date	Original Principal Amount
Curlew Fund, LP	August 12, 2019	$462,500
Killdeer Fund, LP	August 12, 2019	$1,850,000
Roadrunner Fund, LP	August 12, 2019	$4,625,000